Exhibit 99.2

PRESS RELEASE

For immediate release

Lion Electric Announces U.S. Manufacturing Facility in Illinois,

the Largest All-Electric Medium and Heavy-Duty Vehicles Plant in the U.S.

Joliet, Illinois Facility Planned to Begin Production in Second Half of 2022 with Annual

Capacity of up to 20,000 Zero-Emission Vehicles

MONTREAL, May 7, 2021 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that it has selected Joliet, Ill., for the construction of its U.S. manufacturing facility. The new facility will represent the largest dedicated production site for zero-emission medium and heavy-duty vehicles in the U.S. and Lion’s biggest footprint in the market, giving the company the ability to meet the increasing demand in the marketplace for “Made in America” zero-emission vehicles, while simultaneously bringing production closer to its customers. As part of its agreement with the government of Illinois, Lion has committed to an initial investment of at least U.S. $70 million over a 3-year period.

The 900,000 sq-ft facility, for which building ramp up is anticipated in the second half of 2021, is expected to add a minimum of 745 clean energy direct jobs to the region over the next three years, with an annual production capacity of up to 20,000 all-electric buses and trucks. This additional production capacity will aid Lion in scaling electric bus production as the U.S. market moves to electrify a large portion of its school bus fleet, as well as to produce a larger number of heavy-duty zero-emission trucks as governments and operators throughout the U.S. look to decarbonize freight and transportation fleets. Lion anticipates that the first vehicles will roll off the production line in the second half of 2022.

“Lion is the leader in electric school buses and has always been dedicated to the U.S. market, and our commitment to be close to our customers is one of the core values we have as a company. This significant expansion into the U.S. market will not only allow us to drastically increase our overall manufacturing capacity of electric trucks and buses but to also better serve our customers, while adding critical clean manufacturing jobs that will form the backbone of the green economy,” said Marc Bedard, CEO and Founder of Lion. “I also want to acknowledge the crucial role that P33 and Intersect Illinois, civic groups committed to developing developing a long-term roadmap for the local tech industry, played in connecting Lion with the Chicago area’s business and civic community to help further commercial traction, as well as engagement with key workforce and supplier partners.”

“Lion’s historic investment to bring its largest production facility to Illinois represents not only a win for our communities, but a strong step forward in our work to expand clean

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energy alternatives and the jobs they bring to our communities,” said Gov. J.B. Pritzker. “The new Joliet facility will put Illinois at the forefront of a national movement to transition to zero-emission vehicle use, advancing our own goals of putting one million of these cars on the road by 2030. In Illinois, we know that a clean energy economy is about more than just vehicles – it’s about healthier communities and jobs for those who live there. We are excited to welcome Lion to the Land of Lincoln and look forward to their future success here.”

The Will County region has a rich history of manufacturing, and Lion plans to build a robust local supply chain within the area. In addition, the Joliet location offers Lion a geographically centralized base of manufacturing and operations, with access to key infrastructure and distribution channels.

Over the last decade, Lion has established itself as a leader in the zero-emission heavy-duty vehicle industry, having delivered over 390 all-electric heavy-duty vehicles in North America with over 7 million miles driven since 2016. All of Lion’s vehicles are purpose-built for electric propulsion from the ground up, assembled in North America and are distributed and serviced through the Company’s network of Experience Centers, including locations in California, New York, Washington, Florida and Arizona.

About Lion Electric

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles all its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

Lion Electric, The Bright Move

Thelionelectric.com

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release constitute “forward-looking statements” (which shall include forward-looking information within the meaning of Canadian securities laws) within the meaning of Section 27A of the Securities Act, including statements relating to the planned construction and the

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commencement of operations of Lion’s manufacturing facility and its projected production capacity. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “potential,” “future,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Lion’s management and are not predictions of actual performance. These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Lion’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Lion’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lion, and are based on a number of assumptions, as well as other factors that Lion believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that Lion’s vision, business, objectives, plans and strategies will be achieved. Many risks and uncertainties could cause Lion’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements.

In addition, forward-looking statements reflect Lion’s expectations, plans or forecasts of future events and views as of the date of this press release. Lion anticipates that subsequent events and developments will cause Lion’s assessments to change. However, while Lion may elect to update these forward-looking statements at some point in the future, Lion has no intention and undertakes no obligation to do so, except as required by applicable law. These forward-looking statements should not be relied upon as representing Lion’s assessments as of any date subsequent to the date of this press release. Lion’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. The complete version of the cautionary note regarding forward-looking statements as well as a description of the relevant assumptions and risk factors likely to affect Lion’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements are included in the registration statement on Form F-4 filed by Lion under its profile on EDGAR at www.sec.gov.

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Contacts:

MEDIA

Patrick Gervais

Vice President of Marketing and Communications

Patrick.Gervais@thelionelectric.com514-992-1060

INVESTORS

Isabelle Adjahi

Vice President, Investor Relations and Sustainable Development

Isabelle.Adjahi@thelionelectric.com

450-432-5466, extension 171

The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

450 432-5466 |1 855 546-6706          thelionelectric.com